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                              February 7, 2024

       Dawei Chen
       Chief Financial Officer
       Skillful Craftsman Education Technology Ltd
       Floor 4, Building 1, No. 311, Yanxin Road
       Huishan District , Wuxi
       Jiangsu Province, PRC 214000

                                                        Re: Skillful Craftsman
Education Technology Ltd
                                                            Amendment No. 1 to
Form 20-F for Fiscal Year Ended March 31, 2023
                                                            Filed August 17,
2023
                                                            File No. 001-39360

       Dear Dawei Chen:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Amendment No. 1 to Form 20-F for Fiscal Year Ended March 31, 2023

       Item 5. Operating and Financial Review and Prospects
       5.B. Liquidity and Capital Resources
       Statement of Cash Flows
       Year Ended March 31, 2023 as Compared to Year Ended March 31, 2022 Net Cash Generated from Financing Activities, page 90

   1. Your presentations in the table here, the table on page 89, and on the face of the statement of cash flow indicates
net cash generated from financing activities of $1,000,000. Please reconcile these
presentations with the narrative discussion here that net cash generated from financing
activities was $0.2 million for the year ended March 31, 2023. As a related matter, if the $0.8
million repayment of long-term loan from Fujian Xinqiao was made during the year, please
tell us how it was presented in your statement of cash flow.
                                                        Finally, please ensure
the columns in the table are labeled correctly.
 Dawei Chen
Skillful Craftsman Education Technology Ltd
February 7, 2024
Page 2
2. We note from the discussion of the Xinqiao Loan Agreement on page 113 that cash provided by financing activities in fiscal 2022 of $14,809,302 is provided entirely through this loan agreement, and that this loan agreement was amended in August 2023, to clarify the use of the loan, which should be used for the construction of a maritime food vocational training school and will encompass various specialized areas including deep-
         sea fisheries crew training, nearshore aquaculture training, water product supply chain management, water product branding, hotel and restaurant management, and other related industry talent cultivation, as well as business expansion and investment within the relevant industry. Please tell us your progress to date on this project, and how you considered the stipulations on the use of proceeds of this loan in determining presentation in your balance sheet.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
9. Long-term investment, page F-25

3. We note from your disclosure here that in January 2022 you entered an agreement to purchase a 3% share of Fujian Pingtan Ocean Fishery Group Co., Ltd. for total consideration of $14,809,302 (RMB 94,012,410). Please tell us how you funded the consideration and how this transaction is related to the Xinqiao Loan Agreement in the amount of $14,809,302 (RMB 94,012,410).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amy Geddes at 202-551-3304 or Stephen Kim at 202-551-3291 with any questions.



FirstName LastNameDawei Chen                         Sincerely,
Comapany NameSkillful Craftsman Education Technology Ltd
                                                     Division of Corporation
Finance
February 7, 2024 Page 2                              Office of Trade & Services
FirstName LastName